China Packaging Group Inc.

No. 2 Beitang Road

Xiaoshan Economic and

Technological Development Zone

Hangzhou, Zhejiang Province 311215

People’s Republic of China

November 17, 2010

Via EDGAR and Courier

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

Attn:	John Reynolds
Edwin Kim
Brian McAllister
Ryan Milne

Re:	China Packaging Group Inc. Amendment No. 4 to Registration Statement on Form S-1 Filed on November 5, 2010 File No.: 333-168370

Ladies and Gentlemen:

We hereby submit the Company’s responses to the comments from the Staff of the Securities and Exchange Commission set forth in the Staff’s letter, dated November 15, 2010, with respect to the above referenced Registration Statement on Form S-1.

For the Staff’s convenience, each comment is included herein and followed by our response. Page references contained in our responses refer to the page numbers contained in Amendment No. 5 to the Registration Statement filed with the Commission on November 17, 2010. We are enclosing four copies of Amendment No. 5 as a courtesy.

General

1.                                      We note your response to comment one of our letter dated October 25, 2010, and we reissue the comment.  Please complete the missing disclosures and pricing information as soon as possible and provide us with sufficient time to review them prior to effectiveness.

Response: We have completed the missing disclosures in the registration statement.

Cover Page

2.                                      We note you now refer to the consolidated entity as China Shengda Packaging Group Inc. here and throughout the filing.  The audit report and accounting consent from your independent registered public accounting firm still reference China Packaging Group Inc. and Subsidiaries.  Please provide an updated audit report and accounting consent reflecting your recent name change.

Response: We have provided an updated audit report and accounting consent reflecting our recent name change.

Selected Consolidated Financial Data, page 43

3.                                      Please remove the ‘unaudited’ designation for fiscal years 2005 and 2006 within your chart of Selected Consolidated Financial Data.  We believe your preceding introduction to the chart sufficiently indicates the source from which the 2005 and 2006 data is derived.

Response: We have removed the “unaudited” designation for fiscal years 2005 and 2006 within the chart of Selected Consolidated Financial Data.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 45

Recent Developments, page 45

4.                                      Please reincorporate the previously disclosed discussion of your Reverse Merger and Private Placement under the Recent Developments heading.  We believe such disclosure describes two significant events occurring in the current fiscal year which are fundamental to an investor’s understanding of the Company, as outlined in your ‘History and Corporate Structure’ discussion at page 80.  Further, you make reference to your now omitted disclosure at footnote one to your table of Selected Consolidated Financial Data.

Response: We have reincorporated the previously disclosed discussion of the Reverse Merger and Private Placement under the MD&A section and have updated the cross reference in footnote one to the table of Selected Consolidated Financial Data.

Independent Registered Public Accounting Firm, page 46

5.                                      We note that on November 1, 2010 your board of directors voted to engage PricewaterhouseCoopers Zhong Tian CPAs Limited Company (‘PwC’) as your independent registered public accounting firm for fiscal 2011, though PwC has not yet accepted such engagement.  Please provide the disclosures set forth by Item 304 of Regulation S-K within your Form S-1 regarding the future termination of Bernstein & Pinchuk LLP (‘B&P’).  In addition, please file an Item 4.01 Form 8-K to provide these disclosures.

Response: We have filed an Item 4.01 Form 8-K on November 17, 2010 and updated the disclosure in the prospectus in response to the Staff’s comment.

6.                                      Please confirm to us you will amend your Item 4.01 Form 8-K to update your disclosures regarding change in accountants under Item 304 of Regulation S-K upon the termination of B&P and engagement of your new auditor.

Response: We confirm that we will amend our Item 4.01 Form 8-K to update the disclosures regarding change in accountants upon the termination of B&P and engagement of our new auditor.

Obligations Under Material Contracts, page 62

7.                                      We note on page 63 you disclose several new commercial bill acceptance agreements dated July 17, 2010, July 23, 2010 and August 3, 2010.  Please advise us whether these are material agreements that are required to be filed pursuant to Item 601 of Regulation S-K.  We also note your table describes several commercial bill acceptance agreements are guaranteed by your affiliate the SD Group.  Please revise your related party section on page 115 to provide the disclosures required by Item 404 of Regulation S-K for these agreements.

Response: Because we enter into commercial bill acceptance agreements from time to time in the ordinary course of our business, we have determined that the new commercial bill acceptance agreements dated July 17, 2010, July 23, 2010 and August 3, 2010 are not material agreements. Therefore, we have not filed the individual agreement as exhibits and have removed the other commercial bill acceptance agreements from the exhibit index.  If in the future we enter into a commercial bill acceptance agreement that is material, we will file such agreement as an exhibit.

We have revised the related party section to provide disclosure of the SD Group’s guarantee of the several commercial bill acceptance agreements.

History and Corporate Structure, page 79

8.                                      We note your response to comment five of our letter dated October 25, 2010, and we reissue it in part.  Since Sha Chen, your former principal executive officer, is an affiliate of Essence Consulting, please revise your Transactions with Related Parties, Promoters and Certain Control Persons section starting on page 116 to include the transactions described on page 82.  You may also briefly describe the transactions and cross-reference to page 82 for further details.  Also, please identify the two finders that you describe on page 82.

Response: We have added the transaction between Essence Consulting and the Company as a related party transaction in the “Transactions with Related Parties” section beginning on page 119. We have also identified the finders on page 85 of the prospectus.

Executive Compensation, page 112

9.                                      We note your response to comment six of our letter dated October 25, 2010, and we reissue it in part.  Please revise the last sentence of the second paragraph on page 112, as it indicates that employment agreements govern the salaries the executives are paid.  We note your disclosure on page 115 that the employment agreements do not provide for annual salary amounts.

Response: We have deleted the sentence referenced in the Staff’s comment.

Part II

Exhibits

10.                               We note your response to comment 11 of our letter dated October 25, 2010, and we reissue it.  Please file your remaining exhibits as soon as possible.

Response: We have filed the form of underwriting agreement as exhibit 1.1.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Louis A. Bevilacqua of Pillsbury Winthrop Shaw Pittman LLP, our special securities counsel, at (202) 663-8158.

Sincerely,
China Packaging Group Inc.
By:	/s/ Daliang Teng
Daliang Teng
Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq., Pillsbury Winthrop Shaw Pittman LLP
Woon-Wah Siu, Esq., Pillsbury Winthrop Shaw Pittman LLP
S. Eugene Buttrill III, Esq., DLA Piper Hong Kong
Eric Luo, Bernstein & Pinchuk LLP
cc:	Louis A. Bevilacqua, Esq.
Fax: (202) 663-8007